UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Luckin Coffee Inc.
(Issuer)

Luckin Coffee Investment Inc.

Luckin Coffee USA Holdings Inc.

Luckin Coffee International Holdings Inc.

Luckin Coffee (USA) Inc.

Luckin Coffee Roasting (Hong Kong) Limited
Luckin Coffee (Hong Kong) Limited

Luckin Coffee Roastery (Hong Kong) Limited

Luckin Coffee International (Hong Kong) Limited

(Subsidiary Guarantors)

(Name of applicants)

28th Floor, Building T3, Haixi Jingu Plaza 1-3 Taibei Road Siming District, Xiamen City, Fujian People’s Republic of China, 361008
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount (1)
9.00% Series A Senior Secured Notes Due 2023	Up to 120,000,000 aggregate principal amount
9.00% Series B Senior Secured Notes Due 2027	Up to 200,000,000 aggregate principal amount
Zero coupon Series C Senior Secured Notes Due 2023	Up to 40,000,000 aggregate principal amount

(1) the actual class of New Notes (as defined below) and amount of such New Notes to be issued will depend on the exercise by the Scheme Creditors (as defined below) of certain election rights as provided under the Scheme Document (as defined below)

Approximate date of issuance

Upon effectiveness of the Company’s restructuring, presently anticipated to be on or about January 28, 2022

Name and address of agent for service:
Cogency Global Inc. 122 East 42nd Street, 18th Floor, New York, NY 10168
________________________
With copies to:
Yan Zhang Li He Davis Polk & Wardwell LLP 450 Lexington Ave New York, New York 10017 (212) 450-4000
________________________

The Applicants (as defined below) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon written request.

Explanatory Note

This Amendment No. 1 (this “Amendment”) to the Application for Qualification of Indentures on Form T-3, which amends the Application for Qualification of Indentures on Form T-3 (File No. 022-29096) originally filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on January 18, 2022 (the “Initial Application”), is being filed solely with the purpose of adding the CIK numbers of the Subsidiary Guarantors to File No. 022-29096.

This Amendment is not intended to amend or delete any other part of the Initial Application. All other information in the Initial Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, capitalized terms used below and not defined herein have the meanings given to them in the Initial Application.

Exhibit	Description
T3A-1	Certificate of Incorporation of Luckin Coffee Inc.*
T3A-2	Memorandum of Association of Luckin Coffee Inc.*
T3A-3	Certificate of Incorporation of Luckin Coffee Investment Inc.*
T3A-4	Certificate of Incorporation on Change of Name of Luckin Coffee Investment Inc. dated September 19, 2017*
T3A-5	Certificate of Incorporation on Change of Name of Luckin Coffee Investment Inc. dated December 15, 2017*
T3A-6	Memorandum of Association of Luckin Coffee Investment Inc.*
T3A-7	Certificate of Incorporation of Luckin Coffee USA Holdings Inc.*
T3A-8	Memorandum of Association of Luckin Coffee USA Holdings Inc.*
T3A-9	Certificate of Incorporation of Luckin Coffee International Holdings Inc.*
T3A-10	Memorandum of Association of Luckin Coffee International Holdings Inc.*
T3A-11	Certificate of Incorporation of Luckin Coffee (USA) Inc.*
T3A-12	Certificate of Incorporation of Luckin Coffee Roasting (Hong Kong) Limited*
T3A-13	Articles of Association of Luckin Coffee Roasting (Hong Kong) Limited*
T3A-14	Certificate of Incorporation of and Luckin Coffee (Hong Kong) Limited*
T3A-15	Certificate of Incorporation on Change of Name of Luckin Coffee (Hong Kong) Limited dated September 11, 2017*
T3A-16	Certificate of Incorporation on Change of Name of Luckin Coffee (Hong Kong) Limited dated September 20, 2017*
T3A-17	Certificate of Incorporation on Change of Name of Luckin Coffee (Hong Kong) Limited dated October 18, 2017*
T3A-18	Articles of Association of Luckin Coffee (Hong Kong) Limited*
T3A-19	Certificate of Incorporation of Luckin Coffee Roastery (Hong Kong) Limited*
T3A-20	Articles of Association of Luckin Coffee Roastery (Hong Kong) Limited*
T3A-21	Certificate of Incorporation of Luckin Coffee International (Hong Kong) Limited*
T3A-22	Articles of Association of Luckin Coffee International (Hong Kong) Limited*
T3B	By-laws of Luckin Coffee (USA) Inc. *
T3C-1	Form of Base Indenture*
T3C-2	Form of Series A Supplemental Indenture*
T3C-3	Form of Series B Supplemental Indenture*
T3C-4	Form of Series C Supplemental Indenture*
T3D	Findings of the Court*
T3E	Scheme Document*
T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C-1 hereto)*
T3G	Group structure chart showing direct and indirect subsidiaries of the Applicants*
25.1	Statement of eligibility of The Bank of New York Mellon as the trustee on Form T-1 for the Form of Indenture*

________________

*	Filed previously with the Form T-3 filed on January 18, 2022.

Signature

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, companies, organized and existing under the laws of its respective jurisdiction of incorporation, have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and attested, all in the People’s Republic of China, on the day of January 24, 2022.

LUCKIN COFFEE INC.

Attest:	/s/ Reinout Hendrik Schakel	By:	/s/ Jinyi Guo
	Name: Reinout Hendrik Schakel		Name: Jinyi Guo
	Title: Chief Financial Officer and Chief Strategy Officer		Title: Director, Chief Executive Officer and Chairman of the Board

LUCKIN COFFEE INVESTMENT INC.
LUCKIN COFFEE USA HOLDINGS INC.
LUCKIN COFFEE INTERNATIONAL HOLDINGS INC.
LUCKIN COFFEE ROASTING (HONG KONG) LIMITED
LUCKIN COFFEE (HONG KONG) LIMITED
LUCKIN COFFEE ROASTERY (HONG KONG) LIMITED
LUCKIN COFFEE INTERNATIONAL (HONG KONG) LIMITED

Attest:	/s/ Reinout Hendrik Schakel	By:	/s/ Jinyi Guo
	Name: Reinout Hendrik Schakel		Name: Jinyi Guo
	Title: Chief Financial Officer and Chief Strategy Officer of the Issuer		Title: Director

LUCKIN COFFEE (USA) INC.

Attest:	/s/ Reinout Hendrik Schakel	By:	/s/ Yihui Zhang
	Name: Reinout Hendrik Schakel		Name: Yihui Zhang
	Title: Chief Financial Officer and Chief Strategy Officer of the Issuer		Title: Director